Mail Stop 3720

May 22, 2006

Darren Cioffi
Chief Financial Officer
110 Media Group, Inc.
100 West Lucerne Circle
Suite 600
Orlando, FL 32801

> **Re:** **110 Media Group, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 15, 2006**
> **File No. 000-29462**

Dear Mr. Cioffi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that at the time you filed your Form 8-K you had not completed your assessment of how the errors detected reflect on the adequacy of your internal controls over financial reporting or your disclosure controls in general. Please amend your annual report on Form 10-KSB for the year ended December 31, 2005 to update your Item 8A disclosure to describe the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. If the officers' conclude that the disclosure controls and procedures were effective, despite the restatement, describe the

basis for the officers' conclusions. Please also explain to us how the certifying officers were able to conclude the disclosure controls and procedures were effective in light of the material weakness you have identified in your internal controls and procedures.

2.   We also note, with regard to your Item 8-A disclosures in your Form 10-KSB, that you qualify your conclusion regarding effectiveness based on whether you are able to successfully address material weaknesses identified. It is not appropriate to indicate that your disclosure controls and procedures are effective subject to certain limitations. Please revise your disclosure to clearly state whether or not the disclosure controls and procedures are effective.

3.   Please also revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify "any change" that has "materially affected, or is reasonably likely to materially affect" your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-B. It is not appropriate to state that there have been "no changes, other than…". There either have been changes or there have not been any changes.

4.   Please have your auditor's update their report provided with your amended financial statements.

*   *   *   *

        As appropriate, please amend your filings and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kenya Wright Gumbs at (202) 551-3373.

Sincerely,

Robert S. Littlepage
Accountant Branch Chief